SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-8978

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

LONGS DRUG STORES CORPORATION

141 North Civic Drive, Walnut Creek, California, 94596

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

All other schedules required by Section 2520.103 – 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee, Trustee and Participants of

Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan

Walnut Creek, California

We have audited the accompanying statements of net assets available for benefits of Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ DELOITTE & TOUCHE LLP

San Francisco, California

June 22, 2006

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Investments at fair value:
Mutual funds	$346,962,687	$323,146,990
Common stock of Longs Drug Stores Corporation	220,862,955	189,950,384
Investment in collective trust	175,994,041	162,346,463
Participant loans	28,047,125	29,644,153

Total investments at fair value	771,866,808	705,087,990
Cash	1,713,302	810,273
Contributions and dividends receivable	1,984,931	973,362

Net Assets Available for Benefits	$775,565,041	$706,871,625

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended December 31,
	2005	2004
Contributions:
Employee	$35,714,132	$33,700,172
Employer	8,976,545	6,554,701

Total contributions	44,690,677	40,254,873
Investment income:
Dividends and interest	26,753,594	20,105,568
Net appreciation in fair value of investments	69,070,888	41,871,211

Net investment income	95,824,482	61,976,779
Benefits paid to participants	(71,477,510)	(53,104,814)
Other	(344,233)	(92,369)

Net increase	68,693,416	49,034,469
Net assets, beginning of year	706,871,625	657,837,156

Net assets, end of year	$775,565,041	$706,871,625

See notes to financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan description

The following description of the Longs Drug Stores California, Inc. Employee Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan for employees of Longs Drug Stores California, Inc., a wholly owned subsidiary of Longs Drug Stores Corporation (collectively referred to as “Longs”, the “Company” or “Sponsor”). Employees are eligible for membership in the Plan on their first day of employment with Longs. The Administrative Committee manages the operation and administration of the Plan, subject to oversight by the Compensation Committee of the Board of Directors of the Company. Employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless provided by the collective bargaining agreement. Merrill Lynch & Co., Inc. (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions - Participants may elect to contribute from 1% to 50% of their pretax compensation, subject to certain Internal Revenue Code limitations, and may invest such amounts in any of the Plan’s investment options. Highly compensated participants (as defined in the Plan document) are restricted to a pretax contribution of 9% or less.

Matching Contributions - For 2005 and 2004, Longs’ Board of Directors declared an annual company match of 25 cents for each $1 of participant contributions to the Plan up to a maximum of $2,000 per participant. Matching contributions may be made in cash or shares of Longs common stock. For 2005 and 2004, all matching contributions were made in shares of Longs common stock.

Profit Sharing Contributions - Annual profit sharing contributions, if any, are provided under the terms of the Plan and are subject to the approval of Longs’ Board of Directors. In order to receive a profit sharing contribution, a participant must be employed by Longs as of the end of the Plan year, must have contributed to the Plan and have received matching contributions during the Plan year, and must not receive, or consent to receive, a distribution from the Plan as a result of termination of employment during the Plan year. Contributions, which may be made in any combination of cash or Longs common stock, are allocated to participants in proportion to their matching contributions. For 2005 and 2004, all profit sharing contributions were made in shares of Longs common stock.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of Company contributions, Plan earnings and forfeitures of terminated employees’ non-vested accounts, as permitted by the Plan, and charged with withdrawals and an allocation of Plan losses. Plan earnings and losses are allocated based on participant account balances in the various Plan investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are always 100% vested in their pre-tax contributions and matching contributions (each adjusted for any investment gains or losses). Starting with 2003 contributions, all participants are also 100% vested in the profit sharing contributions.

For profit sharing contributions prior to 2003, participants are vested based on their years of service. A year of service is defined as a Plan year in which a participant works at least 1,000 hours. Participant accounts vest incrementally (30% after third year of service, 60% after fourth year of service, 100% after fifth year of service) or upon attaining normal retirement age, death or total disability.

Forfeited Accounts - Upon termination, the nonvested portion of a participant’s account is forfeited and is transferred to the forfeiture account. At Longs’ discretion, any portion of forfeited amounts may be used, in the year of forfeiture or in any later Plan year, (1) to reduce Longs’ matching contribution or (2) to be allocated to active participant accounts in addition to Longs’ contribution. In 2005 and 2004, $117,665 and $225,158 of previously forfeited amounts were allocated to active participant accounts in addition to Longs’ contribution. Longs or the Plan must reinstate any forfeited amounts reclaimed by a participant who is re-employed before a five-year break in service and who recontributes the vested account balance distributed upon termination.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Options - Participants may elect to direct contributions or investment balances within the investments listed below. As of December 31, 2005, the following is a brief explanation of each fund’s investment objectives, as described by the fund’s current prospectus:

•	The Longs Stock Fund holds Longs common stock.

•	The Merrill Lynch Retirement Preservation Trust Fund invests in a broadly diversified portfolio of guaranteed investment contracts and high quality money market securities.

•	The American Funds Washington Mutual Investors Fund is a growth fund that invests primarily in a portfolio of common stocks and convertible securities.

•	The American Funds Bond Fund of America invests primarily in domestic bonds and debt securities rated A and above.

•	The Merrill Lynch Value Opportunities Fund invests in securities of relatively small market-capitalization companies believed to have special investment value and emerging growth companies.

•	The Merrill Lynch Equity Index Trust Fund invests in all, or nearly all, 500 stocks in the Standard & Poor’s 500 Composite Stock Price Index and is designed to substantially equal the performance of that Index.

•	The Templeton Growth Fund is a global mutual fund that invests primarily in domestic and foreign equity securities.

•	The Oppenheimer Capital Appreciation Fund is a growth fund that primarily invests in equity securities selected for their long term growth potential.

•	The AIM Equity Constellation Fund is an aggressive growth mutual fund that primarily invests in equity securities of small-to-medium-size companies.

•	The Hotchkis and Wiley Mid-Cap Value Fund invests primarily in equity securities of mid-capitalization domestic companies.

•	The Franklin Small-Mid Cap Growth Fund invests primarily in equity securities of domestic small and mid market-capitalization companies.

•	The AIM Charter Fund invests primarily in dividend-paying common stocks that have prospects for both growth of capital and dividend income.

•	The AIM International Growth Fund invests primarily in marketable equity securities of foreign companies that are listed on a recognized foreign securities exchange or traded on the over-the-counter market.

•	The BGI Lifepath Funds are designed to reduce risk over the long term as the target date approaches. Over time, the Funds generally reduce investments in stocks and increase investments in bonds and money market instruments.

•	The Fidelity Advisor Small Cap Fund primarily invests in domestic and foreign equity securities of small market-capitalization companies.

•	The Munder Internet Fund invests primarily in equity securities of companies engaged in Internet-related businesses.

•	The Merrill Lynch Large Cap Growth Fund primarily invests in a diversified portfolio of equity securities of large market-capitalization companies located in the United States believed to have good prospects for earnings growth.

Investment options may change periodically at the discretion of the Administrative Committee of the Plan. Effective April 1, 2006 the Plan began offering GoalManager Portfolio models which are designed to make diversified investing simple through a selection of pre-mixed portfolio models customized by the Plan Trustee and approved by Longs Administrative Committee.

Participants who have attained the age of 50 or will attain the age of 50 during the Plan year may elect to transfer 1% or more of their profit sharing portion of the Longs Stock Fund to the various mutual funds.

Payment of Benefits - Benefits are normally payable when employment with Longs ends because of termination of employment. Participants whose account balances are less than $1,000 are required to receive the vested interest in their account in a lump-sum amount. Participants whose accounts exceed $1,000 are entitled to choose among alternative forms of lump-sum distributions, as described in the Plan document, including roll-over distributions and in-kind distributions of Longs stock, or may elect to keep their account balances in the Plan.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans - Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50 percent of their non-forfeitable account balance attributed to deferred salary contributions, catch up contributions, matching contributions, and rollover contributions, whichever is less. Participants may have up to two loans outstanding at any time. Loan payments are automatically deducted from each paycheck and reinvested in the same manner as contributions. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prime lending rates at the time funds are borrowed. Principal and interest are paid ratably through monthly payroll deductions.

2.	Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments in the collective trust fund are valued at contract value, which approximates fair value. Other securities are stated at their quoted market values. Participant loans are valued at the outstanding loan balance. Investment purchases and sales are recorded as of the trade date. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Since investments are recorded at fair value, account balances and participant accounts are subject to continuous increases and decreases in value. Such fluctuations may be significant and can occur over short periods of time.

Administrative Expenses including audit, legal, investment advisors, trustee, and administrative costs are paid by Longs.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (or increase in net depreciation) in fair market value of investments for such investments.

Benefits Paid to Participants are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate, credit risk, economic changes and overall market volatility. Due to the level of risks involved with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

3.	Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits for each respective year are as follows:

	December 31,
	2005	2004
Common stock of Longs Drug Stores Corporation, 6,069,331 and 6,889,749 shares, respectively	$220,862,955	$189,950,384
Merrill Lynch Retirement Preservation Trust Fund, 175,994,041 and 162,346,463 shares, respectively	175,994,041	162,346,463
American Funds Washington Mutual Investors Fund, 2,889,879 and 2,996,297 shares, respectively	89,094,969	92,226,008
American Fund Bond Fund of America, 2,794,307 shares	N/A	38,142,289

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Common stock of Longs Drug Stores Corporation	$63,649,109	$19,489,053
Mutual funds	5,421,779	22,382,158

Total	$69,070,888	$41,871,211

4.	Nonparticipant Directed Investments

Nonparticipant directed investments include shares of Longs common stock contributed by the Company in the form of matching and profit sharing contributions. Information about the investments at fair value and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31,
	2005	2004
Investments at fair value:
Common stock of Longs Drug Stores Corporation	$127,028,458	$107,213,834

	2005	2004
Changes in net assets:
Contributions	$8,169,394	$5,270,788
Dividends	2,124,883	2,242,053
Benefits paid to participants	(13,097,546)	(6,057,161)
Net appreciation in fair value of investments	35,466,519	11,296,540
Transfers to participant-directed investments	(12,848,626)	(5,466,380)

Total	$19,814,624	$7,285,840

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

5.	Due to Participants Who Have Withdrawn

Net assets include amounts allocated to participants who have withdrawn from the Plan on or before the Plan’s year-end. Such amounts to be distributed were $15,661,204 and $11,680,604 at December 31, 2005 and 2004, respectively.

6.	Related Party Transactions

Certain Plan investments (cost - $240,018,546 and fair value - $239,429,910 at December 31, 2005 and cost - $218,269,961 and fair value - $222,174,628 at December 31, 2004) are shares of mutual funds or a collective trust managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan held the following shares of common stock of Longs Drug Stores Corporation, the sponsoring employer:

	December 31,
	2005	2004
Common stock shares	6,069,331	6,889,749
Cost basis	$172,093,932	$169,394,583

During the years ended December 31, 2005 and 2004, the Plan recorded dividend income from Longs common stock of $3,640,039 and $3,979,951, respectively.

On March 16, 2006 the Company contributed 108,491 shares of Longs common stock with a value of $4,279,970 to the Plan, representing the Plan Sponsor’s fiscal 2006 profit sharing contribution. On March 28, 2005 the Company contributed 27,458 shares of Longs common stock with a value of $739,993 to the Plan, representing the Plan Sponsor’s fiscal 2005 profit sharing contribution.

7.	Plan Termination

Although it has not expressed any intent to do so, Longs has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Termination of the Plan would result in full vesting of participant accounts and distribution of Plan assets to participants.

8.	Federal Income Tax Status

The Plan obtained its latest determination letter on February 6, 2003, in which the Internal Revenue Service stated that the employee savings component of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan also obtained a determination letter on June 5, 2002, in which the Internal Revenue Service stated that the pre-2003 profit sharing component of the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letters. The Sponsor and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan qualified and the related trust was tax-exempt as of December 31, 2005. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

LONGS DRUG STORES CALIFORNIA, INC.

EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

FORM 5500, SCHEDULE H PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

Description of Investments	Shares	Cost	Fair Value
* Longs Common Stock	6,069,331	$172,093,932	$220,862,955
* Participant Loans - 5,345 loans to participants with
interest rates between 2.0% and 9.5% maturing through 2015	n/a	28,047,125	28,047,125

Collective Fund:

* Merrill Lynch Retirement Preservation Trust Fund	175,994,041	175,994,041	175,994,041

Mutual Funds

American Funds Washington Mutual Investors Fund	2,889,879	89,286,757	89,094,969
American Funds Bond Fund of America	2,909,852	38,465,569	38,468,239
* Merrill Lynch Value Opportunities Fund	1,201,929	32,722,180	31,069,857
* Merrill Lynch Equity Index Trust Fund	1,939,271	28,820,584	29,651,451
Templeton Growth Fund	1,061,648	23,871,808	24,364,810
Oppenheimer Capital Appreciation Fund	481,204	21,097,662	21,134,482
AIM Equity Constellation Fund	700,521	18,501,561	18,879,054
Hotchkis and Wiley Mid-Cap Value Fund	648,044	18,718,192	18,274,833
Franklin Small-Mid Cap Growth Fund	455,551	16,983,027	17,388,389
AIM Charter Fund	1,146,285	15,574,762	15,646,793
AIM International Growth Fund	650,086	14,510,962	15,433,042
Fidelity Advisor Small Cap Fund	309,881	8,089,594	7,750,121
Munder Internet Fund	340,889	6,450,186	7,042,770
BGI Lifepath 2020 Fund	189,196	2,883,300	2,998,761
* Merrill Lynch Large Cap Growth Fund	267,181	2,481,741	2,714,561
BGI Lifepath 2010 Fund	177,915	2,270,442	2,300,444
BGI Lifepath 2040 Fund	118,922	2,036,170	2,162,000
BGI Lifepath 2030 Fund	110,167	1,651,500	1,695,470
BGI Lifepath Income Fund	79,558	889,423	892,641

Total Mutual Funds		345,305,420	346,962,687

TOTAL INVESTMENTS		$721,440,518	$771,866,808

*	Managed by a party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONGS DRUG STORES CALIFORNIA, INC.
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Date: June 29, 2006	/s/ LINDA M. WATT
Linda M. Watt
Senior Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm